Exhibit 99.1

ASX/NASDAQ Release

SYDNEY, July 20 2015

MOKO APPOINTS TIM MCCAUGHAN AS MANAGING EDITOR OF

BLUE NATION REVIEW

Highlights

•    Former CNN leader with a track record of maximizing digital political news readership

•    Award-winning journalist with an extensive political reporting background and experience in the development of sponsored content

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

MOKO Social Media is pleased to announce the appointment of Tim McCaughan as Managing Editor to its political news and conversation platform, Blue Nation Review (BNR). Mr McCaughan has a proven track record in the political sector and will lead all day-to-day editorial operations and the development of sponsored content.

As at June 2015, BNR had 4.4 million highly engaged Monthly Unique Visitors, and a recent analysis undertaken by TrackMaven found that against its’ competing liberal democratic competitors, BNR drove approximately 40% of engagement on Facebook.

“Blue Nation Review is being recognized as a highly trusted and engaging source for political news, and we continue to see significant user engagement and growth,” said Ian Rodwell, CEO of MOKO. “Tim McCaughan is a proven veteran news producer with a track record of taking readership to new heights and innovating news platforms. His addition will support BNR’s rapid growth and open doors for the development of sponsored content, a form of premium advertising.”

Mr McCaughan comes from an extensive journalism background after more than two decades of covering stories in Washington D.C. and around the world. This includes directing CNN’s White House Unit where he covered the last three US presidents in more than 40 countries and all 50 states over 11 years. CNN Washington’s digital efforts at the Political Ticker hit new heights in readership and innovation under his leadership. Mr McCaughan’s trophy shelf includes an Eppy Award, Webby Award, Peabody Award, DuPont-Columbia Award, and National Emmy Committee Recognition.

“BNR is quickly becoming the go-to social platform for top political news as it happens, and I am very much looking forward to jumping right in,” said Tim McCaughan. “I am excited to see BNR extend and reach new audiences, and see it become the ultimate political news and commentary resource.”

About Blue Nation Review

Such talented writers and influential journalists as MSNBC’s Jimmy Williams, Social Justice Advocate Goldie Taylor and others offer up a hip, irreverent skewering of the latest news every day at bluenationreview.com, distributed on web and via BNR’s app and social media channels. Quickly becoming the leading source for snarky, sassy and trusted progressive commentary, with an audience base that is becoming one of the fastest growing in the political media space, BNR engages millions of readers across the U.S in a national conversation.

Blue Nation Review conducting interviews at Netroots Nation, Phoenix Arizona, July 17 2015

For more information contact:

US:
Jason Nash 202 431 1042 jason.nash@mokosocialmedia.com

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media and publishing, providing innovative products and content to enable communities to engage and interact. MOKO is a platform publishing company that provides tailored content for high value, niche user groups. Mobile devices, including cell phones and tablets, account for 90 percent of user engagement.

MOKO is currently targeting students, political supporters and active lifestyle participants: communities that share common interests and need to engage regularly and efficiently. MOKO aims to capture these audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices.

MOKO then generates revenue from sponsorship, content syndication, social network distribution, advertising and other monetization of the platforms.

This integrated approach gives MOKO unique exposure to attractive markets that can be leveraged for revenue and growth. As MOKO grows there are clear synergies across different products, as well significant opportunities for cross promotion and diversification.

MOKO’s Monthly Unique Visitors (MUV’s) were 10.1 million as at June 2015 and its’ Monthly Social Reach (MSR) is currently around 179 million people. MOKO aims to reach 10-15 million MUV’s by the end of 2015. MOKO is listed on NASDAQ (MOKO) and the Australian Securities Exchange (MKB).

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.